SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 5)*

Anacor Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

032420101

(CUSIP number)

Jeffrey I. Martin, Esq.

152 West 57th Street, 23rd Floor

New York, NY 10019

(212) 751-6677

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 24, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box    ☐.

(Continued on the following pages)

(Page 1 of 25 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

13D

CUSIP No. 032420101	Page 2 of 24 pages

(1)	NAMES OF REPORTING PERSONS Rho Ventures IV (QP), L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (1)
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS* WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 4,371,423 (2)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 4,371,423 (2)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,371,423 (2)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8% (3)
(14)	TYPE OF REPORTING PERSON PN

(1)	This Schedule 13D is filed by Rho Ventures IV (QP), L.P. (“RV QP”), Rho Ventures IV, L.P. (“RV IV”), Rho Ventures IV GmbH & Co Beteiligungs KG (“RV KG”), Rho Ventures IV Holdings LLC (“RV IV Holdings”), Rho Capital Partners Verwaltungs GmbH (“RCP GmbH”) and Rho Management Ventures IV, L.L.C. (“RMV,” together with RV QP, RV IV, RV KG, RV IV Holdings and RCP GmbH, collectively, the “Rho Entities”), Mark Leschly (“Leschly”), Habib Kairouz (“Kairouz”) and Joshua Ruch (“Ruch,” together with Leschly, Kairouz and the Rho Entities, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

13D

CUSIP No. 032420101	Page 3 of 24 pages

(2)	Includes (i) 1,192,583 shares of Common Stock held by RV IV Holdings; (ii) 547,346 shares of Common Stock held by RV IV; (iii) 1,288,593 shares of Common Stock held by RV QP; and (iv) 1,342,901 shares of Common Stock held by RV KG. RMV is the general partner of RV IV and RV QP and the managing member of RV IV Holdings; RCP GmbH is the general partner of RV KG. RMV and RCP GmbH own no securities of the Issuer directly.
(3)	This percentage is calculated based upon 40,558,437 shares of the Issuer’s common stock, par value $0.001 per share (“Common Stock”) outstanding as of August 2, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2013, filed with the Securities and Exchange Commission on August 9, 2013.

13D

CUSIP No. 032420101	Page 4 of 24 pages

1.	NAMES OF REPORTING PERSONS Rho Ventures IV, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,371,423 (2)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,371,423 (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,371,423 (2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 10.8% (3)
14.	TYPE OF REPORTING PERSON PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes (i) 1,192,583 shares of Common Stock held by RV IV Holdings; (ii) 547,346 shares of Common Stock held by RV IV; (iii) 1,288,593 shares of Common Stock held by RV QP; and (iv) 1,342,901 shares of Common Stock held by RV KG. RMV is the general partner of RV IV and RV QP and the managing member of RV IV Holdings; RCP GmbH is the general partner of RV KG. RMV and RCP GmbH own no securities of the Issuer directly.

13D

CUSIP No. 032420101	Page 5 of 24 pages

(3)	This percentage is calculated based upon 40,558,437 shares of the Issuer’s Common Stock outstanding as of August 2, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2013, filed with the Securities and Exchange Commission on August 9, 2013.

13D

CUSIP No. 032420101	Page 6 of 24 pages

1.	NAMES OF REPORTING PERSONS Rho Ventures IV GmbH & Co Beteiligungs KG
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,371,423 (2)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,371,423 (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,371,423 (2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 10.8% (3)
14.	TYPE OF REPORTING PERSON OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes (i) 1,192,583 shares of Common Stock held by RV IV Holdings; (ii) 547,346 shares of Common Stock held by RV IV; (iii) 1,288,593 shares of Common Stock held by RV QP; and (iv) 1,342,901 shares of Common Stock held by RV KG. RMV is the general partner of RV IV and RV QP and the managing member of RV IV Holdings; RCP GmbH is the general partner of RV KG. RMV and RCP GmbH own no securities of the Issuer directly.

13D

CUSIP No. 032420101	Page 7 of 24 pages

(3)	This percentage is calculated based upon 40,558,437 shares of the Issuer’s Common Stock outstanding as of August 2, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2013, filed with the Securities and Exchange Commission on August 9, 2013.

13D

CUSIP No. 032420101	Page 8 of 24 pages

1.	NAMES OF REPORTING PERSONS Rho Ventures IV Holdings LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,371,423 (2)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,371,423 (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,371,423 (2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 10.8% (3)
14.	TYPE OF REPORTING PERSON OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes (i) 1,192,583 shares of Common Stock held by RV IV Holdings; (ii) 547,346 shares of Common Stock held by RV IV; (iii) 1,288,593 shares of Common Stock held by RV QP; and (iv) 1,342,901 shares of Common Stock held by RV KG. RMV is the general partner of RV IV and RV QP and the managing member of RV IV Holdings; RCP GmbH is the general partner of RV KG. RMV and RCP GmbH own no securities of the Issuer directly.

13D

CUSIP No. 032420101	Page 9 of 24 pages

(3)	This percentage is calculated based upon 40,558,437 shares of the Issuer’s Common Stock outstanding as of August 2, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2013, filed with the Securities and Exchange Commission on August 9, 2013.

13D

CUSIP No. 032420101	Page 10 of 24 pages

1.	NAMES OF REPORTING PERSONS Rho Capital Partners Verwaltungs GmbH
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,371,423 (2)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,371,423 (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,371,423 (2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 10.8% (3)
14.	TYPE OF REPORTING PERSON OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes (i) 1,192,583 shares of Common Stock held by RV IV Holdings; (ii) 547,346 shares of Common Stock held by RV IV; (iii) 1,288,593 shares of Common Stock held by RV QP; and (iv) 1,342,901 shares of Common Stock held by RV KG. RMV is the general partner of RV IV and RV QP and the managing member of RV IV Holdings; RCP GmbH is the general partner of RV KG. RMV and RCP GmbH own no securities of the Issuer directly.

13D

CUSIP No. 032420101	Page 11 of 24 pages

(3)	This percentage is calculated based upon 40,558,437 shares of the Issuer’s Common Stock outstanding as of August 2, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2013, filed with the Securities and Exchange Commission on August 9, 2013.

13D

CUSIP No. 032420101	Page 12 of 24 pages

1.	NAMES OF REPORTING PERSONS Rho Management Ventures IV, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,371,423 (2)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,371,423 (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,371,423 (2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 10.8% (3)
14.	TYPE OF REPORTING PERSON OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes (i) 1,192,583 shares of Common Stock held by RV IV Holdings; (ii) 547,346 shares of Common Stock held by RV IV; (iii) 1,288,593 shares of Common Stock held by RV QP; and (iv) 1,342,901 shares of Common Stock held by RV KG. RMV is the general partner of RV IV and RV QP and the managing member of RV IV Holdings; RCP GmbH is the general partner of RV KG. RMV and RCP GmbH own no securities of the Issuer directly.

13D

CUSIP No. 032420101	Page 13 of 24 pages

(3)	This percentage is calculated based upon 40,558,437 shares of the Issuer’s Common Stock outstanding as of August 2, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2013, filed with the Securities and Exchange Commission on August 9, 2013.

13D

CUSIP No. 032420101	Page 14 of 24 pages

1.	NAMES OF REPORTING PERSONS Mark Leschly
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Kingdom of Denmark
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 69,713 (4)
	8.	SHARED VOTING POWER 4,371,423 (2)
	9.	SOLE DISPOSITIVE POWER 69,713 (4)
	10.	SHARED DISPOSITIVE POWER 4,371,423 (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,441,136 (2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 10.9% (3)
14.	TYPE OF REPORTING PERSON IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes (i) 1,192,583 shares of Common Stock held by RV IV Holdings; (ii) 547,346 shares of Common Stock held by RV IV; (iii) 1,288,593 shares of Common Stock held by RV QP; and (iv) 1,342,901 shares of Common Stock held by RV KG. RMV is the general partner of RV IV and RV QP and the managing member of RV IV Holdings; RCP GmbH is the general partner of RV KG. RMV and RCP GmbH own no securities of the Issuer directly.

13D

CUSIP No. 032420101	Page 15 of 24 pages

(3)	This percentage is calculated based upon 40,558,437 shares of the Issuer’s Common Stock outstanding as of August 2, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2013, filed with the Securities and Exchange Commission on August 9, 2013.
(4)	This total (i) excludes 135 shares of Common Stock held in trusts for the benefit of Leschly’s children, over which Leschly has no investment control (the “Leschly Trust Shares”) and (ii) includes options to buy 66,500 shares of Common Stock, which are presently exercisable or exercisable within sixty days of October 24, 2013. Leschly disclaims beneficial ownership of the Leschly Trust Shares.

13D

CUSIP No. 032420101	Page 16 of 24 pages

1.	NAMES OF REPORTING PERSONS Habib Kairouz
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,218 (4)
	8.	SHARED VOTING POWER 4,371,423 (2)
	9.	SOLE DISPOSITIVE POWER 3,218 (4)
	10.	SHARED DISPOSITIVE POWER 4,371,423 (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,374,641 (2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 10.8% (3)
14.	TYPE OF REPORTING PERSON IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes (i) 1,192,583 shares of Common Stock held by RV IV Holdings; (ii) 547,346 shares of Common Stock held by RV IV; (iii) 1,288,593 shares of Common Stock held by RV QP; and (iv) 1,342,901 shares of Common Stock held by RV KG. RMV is the general partner of RV IV and RV QP and the managing member of RV IV Holdings; RCP GmbH is the general partner of RV KG. RMV and RCP GmbH own no securities of the Issuer directly.

13D

CUSIP No. 032420101	Page 17 of 24 pages

(3)	This percentage is calculated based upon 40,558,437 shares of the Issuer’s Common Stock outstanding as of August 2, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2013, filed with the Securities and Exchange Commission on August 9, 2013.
(4)	Excludes 130 shares of Common Stock held in a trust for the benefit of Kairouz’s children, over which Kairouz has no investment control (the “Kairouz Trust Shares”). Kairouz disclaims beneficial ownership of the Kairouz Trust Shares.

13D

CUSIP No. 032420101	Page 18 of 24 pages

1.	NAMES OF REPORTING PERSONS Joshua Ruch
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 35,251 (4)
	8.	SHARED VOTING POWER 4,371,423 (2)
	9.	SOLE DISPOSITIVE POWER 35,251 (4)
	10.	SHARED DISPOSITIVE POWER 4,371,423 (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,406,674 (2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 10.9% (3)
14.	TYPE OF REPORTING PERSON IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes (i) 1,192,583 shares of Common Stock held by RV IV Holdings; (ii) 547,346 shares of Common Stock held by RV IV; (iii) 1,288,593 shares of Common Stock held by RV QP; and (iv) 1,342,901 shares of Common Stock held by RV KG. RMV is the general partner of RV IV and RV QP and the managing member of RV IV Holdings; RCP GmbH is the general partner of RV KG. RMV and RCP GmbH own no securities of the Issuer directly.

13D

CUSIP No. 032420101	Page 19 of 24 pages

(3)	This percentage is calculated based upon 40,558,437 shares of the Issuer’s Common Stock outstanding as of August 2, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2013, filed with the Securities and Exchange Commission on August 9, 2013.
(4)	Excludes 1,095 shares of Common Stock held in trusts for the benefit of Ruch’s children, over which Ruch has no investment control (the “Ruch Trust Shares”). Ruch disclaims beneficial ownership of the Ruch Trust Shares.

13D

CUSIP No. 032420101	Page 20 of 24 pages

Introduction

This Amendment No. 5 to Schedule 13D (this “Amendment No. 5”) amends and supplements the Statement on Schedule 13D filed on December 10, 2010, as amended by Amendment No. 1 to Schedule 13D, filed on October 25, 2011, Amendment No. 2 to Schedule 13D, filed on February 15, 2012, Amendment No. 3 to the Schedule 13D, filed on October 19, 2012, and Amendment No. 4, filed on May 2, 2013, by the Reporting Persons (the “Schedule 13D”), with respect to shares of common stock, par value $0.001 per share of the Issuer (the “Shares”) beneficially owned by the Reporting Persons. This Amendment No. 5 is being filed to amend or supplement Items 5 and 7 of the Schedule 13D to reflect changes in the Reporting Persons’ beneficial ownership for purposes of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, as a result of in kind pro rata distributions by RV IV Holdings, RV IV, RV QP and RV KG to their respective partners. Except as herein amended or supplemented all other information in the Schedule 13D is as set forth therein. Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D.

ITEM 5.	Interest in Securities of the Issuer.

(a) and (b).

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power (1)	Sole Dispositive Power	Shared Dispositive Power (1)	Beneficial Ownership	Percentage of Class (2)
RV IV Holdings	1,192,583	0	4,371,423	0	4,371,423	4,371,423	10.8%
RV IV	547,346	0	4,371,423	0	4,371,423	4,371,423	10.8%
RV QP	1,288,593	0	4,371,423	0	4,371,423	4,371,423	10.8%
RV KG	1,342,901	0	4,371,423	0	4,371,423	4,371,423	10.8%
RCP GmbH	0	0	4,371,423	0	4,371,423	4,371,423	10.8%
RMV	0	0	4,371,423	0	4,371,423	4,371,423	10.8%
Leschly (3)	69,713	69,713	4,371,423	69,713	4,371,423	4,441,136	10.9%
Kairouz	3,218	3,218	4,371,423	3,218	4,371,423	4,374,641	10.8%
Ruch	35,251	35,251	4,371,423	35,251	4,371,423	4,406,674	10.9%

(1)	Leschly, Kairouz and Ruch serve as managing members of RMV and managing directors of RCP GmbH. RMV is the general partner of RV IV and RV QP and the managing member of RV IV Holdings; RCP GmbH is the general partner of RV KG. RMV and RCP GmbH own no securities of the Issuer directly. Leschly, Kairouz and Ruch have voting and investment control over the Shares owned by RV IV Holdings, RV IV, RV QP and RV KG, and may be deemed to beneficially own the Shares held by RV IV Holdings, RV IV, RV QP and RV KG.
(2)	This percentage is calculated based upon 40,558,437 shares of the Issuer’s Common Stock outstanding as of August 2, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2013 filed with the Securities and Exchange Commission on August 9, 2013.
(3)	Includes options to buy 66,500 shares of Common Stock, which are presently vested and exercisable or will become vested and exercisable within 60 days.

(c)

13D

CUSIP No. 032420101	Page 21 of 24 pages

Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past sixty days is as follows:

Date	Number and Type of Security Acquired/Disposed(1)	Price Per Security($)(2)
10/24/2013	1,250,000 Common Stock Disposed (2)	$0
10/24/2013	3,213 Common Stock Acquired (3)	$0
10/24/2013	3,218 Common Stock Acquired (4)	$0
10/24/2013	35,251 Common Stock Acquired (5)	$0

(1)	The transactions were effected through in kind pro rata distributions by RV IV Holdings, RV IV, RV QP and RV KG to their respective partners without consideration (the “Distribution”).
(2)	Reflects the aggregate distributed Shares in the Distribution.
(3)	Reflects Shares acquired by Leschly in the Distribution.
(4)	Reflects Shares acquired by Kairouz in the Distribution.
(5)	Reflects Shares acquired by Ruch in the Distribution.

(d) Not applicable.

(e) Not applicable.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 2:	Power of Attorney.

13D

CUSIP No. 032420101	Page 22 of 24 pages

SIGNATURE

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the persons signing below certifies that the information set forth in this statement is true, complete and correct.

Date: October 30, 2013

RHO VENTURES IV (QP), L.P. RHO VENTURES IV, L.P.

By	its General Partner, Rho Management Ventures IV L.L.C.

By:	/s/ Jeffrey I. Martin
Jeffrey I. Martin, Attorney-in-Fact

RHO MANAGEMENT VENTURES IV, L.L.C.

By:	/s/ Jeffrey I. Martin
Jeffrey I. Martin, Attorney-in-Fact

RHO VENTURES IV GMBH & CO BETEILIGUNGS KG

By	its General Partner, Rho Capital Partners Verwaltungs GmbH

By:	/s/ Jeffrey I. Martin
Jeffrey I. Martin, Attorney-in-Fact

RHO CAPITAL PARTNERS VERWALTUNGS GMBH

By:	/s/ Jeffrey I. Martin
Jeffrey I. Martin, Attorney-in-Fact

RHO VENTURES IV HOLDINGS LLC

By:	/s/ Jeffrey I. Martin
Jeffrey I. Martin, Attorney-in-Fact

/s/ Jeffrey I. Martin
Jeffrey I. Martin, Attorney-in-Fact for Mark Leschly

/s/ Jeffrey I. Martin
Jeffrey I. Martin, Attorney-in-Fact for Habib Kairouz

/s/ Jeffrey I. Martin
Jeffrey I. Martin, Attorney-in-Fact for Joshua Ruch

13D

CUSIP No. 032420101	Page 23 of 24 pages

EXHIBIT INDEX

Exhibit 1:	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 2:	Power of Attorney.

13D

CUSIP No. 032420101	Page 24 of 24 pages

Exhibit 1

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Date: October 30, 2013

RHO VENTURES IV (QP), L.P. RHO VENTURES IV, L.P.

By	its General Partner, Rho Management Ventures IV L.L.C.

By:	/s/ Jeffrey I. Martin
Jeffrey I. Martin, Attorney-in-Fact

RHO MANAGEMENT VENTURES IV, L.L.C.

By:	/s/ Jeffrey I. Martin
Jeffrey I. Martin, Attorney-in-Fact

RHO VENTURES IV GMBH & CO BETEILIGUNGS KG

By	its General Partner, Rho Capital Partners Verwaltungs GmbH

By:	/s/ Jeffrey I. Martin
Jeffrey I. Martin, Attorney-in-Fact

RHO CAPITAL PARTNERS VERWALTUNGS GMBH

By:	/s/ Jeffrey I. Martin
Jeffrey I. Martin, Attorney-in-Fact

RHO VENTURES IV HOLDINGS LLC

By:	/s/ Jeffrey I. Martin
Jeffrey I. Martin, Attorney-in-Fact

/s/ Jeffrey I. Martin
Jeffrey I. Martin, Attorney-in-Fact for Mark Leschly

/s/ Jeffrey I. Martin
Jeffrey I. Martin, Attorney-in-Fact for Habib Kairouz

/s/ Jeffrey I. Martin
Jeffrey I. Martin, Attorney-in-Fact for Joshua Ruch

Exhibit 2

POWER OF ATTORNEY

The undersigned hereby constitutes and appoints Jeffrey I. Martin, with full power of substitution, as the undersigned’s true and lawful attorney-in-fact to:

(1) prepare, execute in the undersigned’s name and on the undersigned’s behalf, and submit to the U.S. Securities and Exchange Commission (the “SEC”) a Form ID, including amendments thereto, and any other documents necessary or appropriate to obtain codes and passwords enabling the undersigned to make electronic filings with the SEC of reports required by Section 16(a) of the Securities Exchange Act of 1934 or any rule or regulation of the SEC;

(2) execute for and on behalf of the undersigned, in the undersigned’s capacity as an officer and/or director of Anacor Pharmaceuticals, Inc. (the “Company”) and/or 5% or 10% holder of the Company’s capital stock, Forms 3, 4, and 5 as well as any Section 13D or 13G filings and any amendments thereto in accordance with Sections 13 and 16(a) of the Securities Exchange Act of 1934 and the rules thereunder;

(3) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4, or 5, 13D or 13G, complete and execute any amendment or amendments thereto, and timely file such form with the SEC and any stock exchange or similar authority; and

(4) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned’s responsibilities to comply with Sections 13 or 16 of the Securities Exchange Act of 1934.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4, and 5, 13D or 13G with respect to the undersigned’s holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 29th day of October, 2013.

Signature:	/s/ Habib Kairouz
Name:	Habib Kairouz

Signature:	/s/ Joshua Ruch
Name:	Joshua Ruch

Signature:	/s/ Mark Leschly
Name:	Mark Leschly

RHO VENTURES IV, L.P.

By: Rho Management Ventures IV, L.L.C., its General Partner

Signature:	/s/ Habib Kairouz
Name:	Habib Kairouz
Title:	Managing Member

RHO VENTURES IV (QP), L.P.

By: Rho Management Ventures IV, L.L.C., its Managing Member

Signature:	/s/ Habib Kairouz
Name:	Habib Kairouz
Title:	Managing Member

RHO VENTURES IV GMBH & CO. BETEILIGUNGS KG

By: Rho Capital Partners Verwaltungs GmbH, its General Partner

Signature:	/s/ Habib Kairouz
Name:	Habib Kairouz
Title:	Managing Director

RHO CAPITAL PARTNERS VERWALTUNGS GMBH

Signature:	/s/ Habib Kairouz
Name:	Habib Kairouz
Title:	Managing Director

RHO MANAGEMENT VENTURES IV, L.L.C.

Signature:	/s/ Habib Kairouz
Name:	Habib Kairouz
Title:	Managing Member

RHO VENTURES IV HOLDINGS LLC

Signature:	/s/ Habib Kairouz
Name:	Habib Kairouz
Title:	Managing Member